Exhibit 12.1

Ratio of Earnings to Fixed Charges

	October 31, 2014	October 31, 2013	October 31, 2012	October 31, 2011	October 31, 2010
Earnings:
Add:
Income from continuing operations before taxes and equity income	$646	$859	$1,043	$1,032	$692
Fixed Charges	145	137	129	113	126
Total	$791	$996	$1,172	$1,145	$818
Fixed Charges:
Interest expense	110	105	99	84	94
Estimate of interest within rental expense	31	30	28	27	30
Amortization of capitalized expenses related to indebtedness	3	2	2	2	2
Total	144	137	129	113	126
Ratio of earnings to fixed charges	5.49	7.27	9.09	10.13	6.49